11020120

S[illegible] COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section

MAR 01 2011

Washington DC
110

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52028

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SIG BROKERAGE, LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

401 CITY LINE AVE SUITE 220
(No. and Street)

BALA CYNWYD	PA	19004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BRIAN SULLIVAN 610-617-2635
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EISNERAMPER LLP
(Name – *if individual, state last, first, middle name*)

750 THIRD AVENUE	NEW YORK	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, BRIAN SULLIVAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SIG BROKERAGE, LP, as of DECEMBER 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

TREASURER

Title

2/9/11

Notary Public

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
ANNA DiSANTO-MATZIK, Notary Public
Lower Merion Twp., Montgomery County
My Commission Expires April 21, 2014

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EisnerAmper
ACCOUNTANTS & ADVISORS

SIG BROKERAGE, LP

(a limited partnership)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100
www.eisneramper.com

INDEPENDENT AUDITORS' REPORT

To the Partners
SIG Brokerage, LP
Bala Cynwyd, Pennsylvania

We have audited the accompanying statement of financial condition of SIG Brokerage, LP (the "Entity") as of December 31, 2010 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Entity's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of SIG Brokerage, LP as of December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

EisnerAmper LLP

New York, New York
February 19, 2011

SIG BROKERAGE, LP

Statement of Financial Condition
December 31, 2010

ASSETS	
Cash	$ 8,071
Receivable from clearing broker	6,751,476
Receivable from affiliate	103,500
Other assets	7,860
	$ 6,870,907
LIABILITIES AND PARTNERS' CAPITAL	
Accrued trading payables	$ 103,854
Payable to affiliate	1,282
Accrued expenses and other liabilities	19,835
Total liabilities	124,971
Partners' capital	6,745,936
	$ 6,870,907

See notes to statement of financial condition

NOTE A - ORGANIZATION

SIG Brokerage, L.P. (the "Entity") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and the designated examining regulatory authority is the Financial Industry Regulatory Authority (the "FINRA"). The Entity is also a member of the New York Stock Exchange, Inc. (the "NYSE"). The Entity provides order execution for affiliated registered broker-dealers on the NYSE and NYSE Alternext U.S. The Entity is owned 99% by SIG Specialists Holdings, Inc. (the "Parent") and 1% by SIG Brokerage, LLC.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

The entity records commission revenue and related expense on a trade date basis.

This financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America, which require the use of estimates by management.

NOTE C - RECEIVABLE FROM CLEARING BROKER

The clearing and depository operations are provided by Merrill Lynch Professional Clearing Corp.

At December 31, 2010, the amount receivable from clearing broker reflected on the statement of financial condition represents amounts due from this clearing broker.

NOTE D - RELATED PARTY TRANSACTIONS

The Entity executes trades for an affiliate broker-dealer for which it receives commissions at various rates. As of December 31, 2010, the affiliate owed the Entity $103,500 related to these commissions.

The Entity is under common control with Susquehanna International Group LLP ("SIG").

SIG acts as a common payment agent for the Entity and various affiliates for all direct operating expenses. As of December 31, 2010, the Entity owed $1,282 to SIG relating to these operating costs.

Because of their short-term nature, the fair values of the payable to and receivable from affiliates approximate their carrying amounts.

The Entity and various other entities are under common ownership and control. As a result, management can exercise its discretion when determining which entity will engage in new business activities and/or trade new products. Therefore, the financial position presented herein may not necessarily be indicative of that which would be obtained had the Entity operated autonomously.

NOTE E - INCOME TAXES

No provision for federal income taxes has been made because the Entity is a partnership and, therefore, is not subject to federal income taxes. The Entity is currently not subject to state or local income taxes.

Management has determined that there are no material uncertain income tax positions at December 31, 2010 and as such no interest or penalties were recognized.

The Entity is no longer subject to federal, state, or local tax examinations by taxing authorities for tax years before 2007 and presently has no open examinations.

SIG BROKERAGE, LP

Notes to Statement of Financial Condition
December 31, 2010

NOTE F - NET CAPITAL REQUIREMENT

As a registered broker-dealer and member firm of the NYSE, the Entity is subject to the Uniform Net Capital Rule 15c3-1 of the SEC. The Entity computes its net capital under the basic method permitted by the rule, which requires the maintenance of minimum net capital of 6-2/3% of aggregate indebtedness, as defined, or $5,000, whichever is greater. At December 31, 2010, the Entity had net capital of $6,634,576, which exceeded its requirement of $8,331 by $6,626,245.

NOTE G - SUBSEQUENT EVENTS

The Entity evaluated subsequent events after the date of the financial statement to consider whether or not the impact of such events needed to be reflected or disclosed in the financial statement. Such evaluation was performed through the report date of the financial statement, the date that this financial statement was issued.

Subsequent to December 31, 2010, a Partner made capital withdrawals of $4,500,000.